

June 1, 2012

Via E-mail
Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

> **Re: Meritage Homes Corporation**
> **Registration Statement on Form S-4**
> **Filed May 11, 2012**
> **File No. 333-181336**

Dear Mr. Seay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are relying on Note 1 to Article 3-10(f) of Regulation S-X and that you provide the required representations on page 48 of the prospectus. Please supplementally provide us with support for your representation that Meritage Homes Corporation has no independent assets or operations as defined by Article 3-10(h)(5) of Regulation S-X. Please also clearly disclose this fact in your future filings, including in the Business section of your Form 10-K and elsewhere as appropriate.

2. Please revise your disclosure in the Table of Co-Registrants and throughout the Form S-4 to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct. Please also clarify that the guarantees are full and unconditional and joint and several, if correct. Please refer to Article 3-10(f)

of Regulation S-X. With regard to full and unconditional guarantees, please note the circumstances when a subsidiary may be released from the guarantee when disclosing that the guarantees are full and unconditional and provide a description of the release provisions.

3. We note that California Urban Builders, Inc. is listed as a subsidiary in Exhibit 21 to your fiscal year 2011 Form 10-K. However, this subsidiary is not listed as a guarantor subsidiary in the Table of Co-Registrants. We further note your disclosure on page eight that all of your current subsidiaries will guarantee the exchange notes. Please reconcile these potentially conflicting statements and revise your disclosures, as appropriate.

Prospectus Cover Page

4. Please revise to include the guarantees for the outstanding Senior Notes under the "Offer to Exchange" since the guarantees constitute a separate security.

5. Please disclose the following on the cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

6. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Selected Financial Data, page 3

7. Please include pro forma financial information for the issuance of the $300 million 7% Senior Notes and the repurchase of outstanding debt obligations. Please ensure that you provide sufficient footnote disclosure to allow an investor to understand the adjustments being made. Please refer to Article 11-02 of Regulation S-X for guidance.

Risk Factors, page 10

Fraudulent conveyance considerations, page 11

8. Please revise this subheading to describe the risk that is being discussed in the risk factor.

Description of the Exchange Notes, page 15

Note Guarantees, page 16

9. We note your disclosure that your future Financing Services Subsidiaries will not be required to guarantee the notes. However, the disclosure on page 21 under "Additional Note Guarantees" suggests that future Restricted Subsidiaries will guarantee the notes, and does not include disclosure stating that certain subsidiaries, including the Financing Services Subsidiaries, are not required to guarantee the notes. Please revise your disclosure accordingly.

The Exchange Offer, page 33

Expiration Date; Extension; Termination; Amendments, page 34

10. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering, page 35

11. We note your disclosure indicating that you will return any outstanding notes that are not properly tendered "as soon as practicable following the expiration date." However, we note that you have not indicated the time frame in which you will exchange the notes upon expiration or return the notes upon termination. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes "promptly." Please revise here and throughout the document, as necessary.

Certain United States Federal Income Tax Considerations, page 40

12. Please remove the word "certain" from this heading and the first sentence of the first paragraph on this page. All material tax consequences should be described.

Undertakings, page II-15

13. Please include the undertaking in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

14. Please remove paragraphs (A) and (B) that appear under the language "*provided, however,*" as these sections are not part of the undertakings.

Signatures

15. For each co-registrant guarantor, please revise to include the signatures of the principal financial officer, the controller or principal accounting officer, and at least a majority of the board of directors. See Instruction 1 to Signatures on Form S-4.

Exhibits

Exhibit 5.1

16. We note the references in paragraph (iv) on page three of the opinion to the law in effect on the date hereof and to "such law." Please have counsel revise the legal opinion to remove the ambiguity associated with the reference to "such law" and specify the law on which counsel is opining.

Exhibit 99.1

17. We note that the supplemental letter provided by you does not contain all of the representations contained in the Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters. In particular, you have not represented that with respect to any broker-dealer that participates in the exchange offer with respect to the old notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or with an affiliate to distribute the new notes. See Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a revised supplemental letter including such representation.

Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 13

Expirations, amendments or changes to tax laws, incentives or credits currently available to our homebuyers may negatively impact our business . . ., page 14

18. We note that the expiration of the federal homebuyer tax credit program appears to have had a material impact on your results of operations, as you discuss throughout your MD&A. In future filings, please revise this risk factor to provide specific examples of the impact of expirations, amendments or changes in tax laws, incentives or credits, such as the impact of the federal homebuyer tax credit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 29

Real Estate, page 30

19. Please provide us with the following additional information to allow us to better understand the disclosures provided in your fiscal year 2011 Form 10-K:

- Please provide an explanation of the material factors that resulted in the recognition of $12.6 million in impairment charges for your home and land inventories, as the charge is 8.9% of total closing gross profit.

- The carrying value and number of those communities or land parcels by operating segment that are experiencing larger-than-anticipated reductions in absorption rates, average sales prices, and/or gross margins that appear to be at a higher risk for future impairment as of the most recent balance sheet date.

- The carrying value and the number of the mothballed communities by operating segment, including the aging of the communities (i.e., communities have been held for 0-1 years, 1-2 years, 2-3 years, et cetera). To the extent that any of the communities have been mothballed for a significant period of time and is material to total equity, please provide a more comprehensive explanation of the material factors that could lead to a material impairment charge.

- For those communities that have aged more than 2 years, please provide us with a comprehensive explanation as to how you determined that the carrying values are recoverable.

- Please provide us with a more comprehensive understanding of the material factors used in estimating the fair value of your communities. Please tell us the portion of your real estate assets that you use the discounted cash flow model versus the market-based approach to estimate fair value. For estimated fair values using the discounted cash flow model, please clarify if the fair value is based on current selling prices or if you are estimating expected future price increases. For estimated fair values using the market-based approach, please provide us with a comprehensive understanding of the appraisal process, including (a) whether the appraisers are employees, related parties, or third parties; (b) an understanding of your process for monitoring the performance of the appraisers to identify those appraisers with estimates that are not in line with actual results and/or have significant fluctuations between periods; (c) have you been contacted by lenders raising concerns about appraisals for those homes with sales orders and/or sales order under negotiation; (d) has your internal auditors raised concerns about the appraisals used for estimating fair value as part of their internal control over financial reporting review.

Home Closing Revenue, Home Orders and Order Backlog – Segment Analysis, page 34

20. In future filings, please confirm to us that you will enhance your discussion and analysis of your operating results by addressing the following:

- Please provide investors with an understanding of the material home buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results. This discussion and analysis should aid investors in understanding the changes in units closed and ordered, in average sales prices, and in cancellation rates. Further, to the extent that sales incentives have materially changed and/or materially impacted home closing revenues and/or home orders, the amount included in the dollars should be disclosed. For example, you note that Colorado is the only state in the Central region that did not experience a decline in home closing revenue; however, no explanation was provided as to why. Similarly, Florida was the only other state to recognize increased home closing revenue, however, you provide no analysis as to why the number of homes closed and average sales prices increased.

- Please provide investors with a discussion and analysis of material changes in the mix of homes sold by reportable segment that materially impact homebuilding revenues and/or gross margins on home sales by reportable segment. To the extent that you are shifting your focus on the mix of homes to be offered and/or sold in any of your reportable segments, please also provide investors with a discussion and analysis of the impact in this shift in mix of homes. We note your discussion of the shift in product mix on page four of the Form 10-K, however, you provide limited analysis as to the impact on your operating results.

- Please discontinue referring to home orders during the fiscal year as "sales." As these orders do not necessarily represent sales as understood in terms of U.S. GAAP, there is a concern investors may be confuse home orders with what has been recognized in the consolidated financial statements.

- Please clarify your plans for your Nevada operations in terms of timing and what is remaining in inventory. For example, please disclose the carrying value of inventories; the number of lots remaining to be placed under contract for the two remaining communities; whether homes are currently under construction for these remaining lots; what other steps are remaining to complete your operations; and when you expect the Nevada operations to be completed.

- Please quantify the impact each of the material factors discussed had on general and administrative expenses.

- Please provide an analysis of earnings from unconsolidated entities, net and other income, net.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 1 – Business and Summary of Significant Accounting Policies, page 56

21. Considering the significance of your investments and securities to your liquidity, please provide the disclosures required by ASC 320-10-50-5. As part of your disclosure, please explain how you determined that the amortized cost of these investments approximates fair value. Please provide us with the disclosure you intend to include in future filings.

Investments in Unconsolidated Entities, page 58

22. Please provide us with your significance tests prepared in accordance with Article 1-02(w) of Regulation S-X for each period presented for your equity method investees individually and in the aggregate. Please also tell us your consideration of providing the disclosures required by Article 4-08(g) of Regulation S-X or providing separate financial statements in accordance with Article 3-09 of Regulation S-X based on the results of the significance tests.

Stock-Based Compensation, page 59

23. In future filings, please disclose your accounting policy for the measurement of time-based and performance-based restricted stock compensation. Please also disclose your accounting policy for recognizing performance-based restricted stock compensation.

Warranty Reserves, page 61

24. In future filings, please disclose the terms of the warranties offered for the homes sold in accordance with ASC 460-10-50-4. Either here or within MD&A, please also provide a more comprehensive explanation for the $2.6 million decrease in your pre-existing reserves, including whether this adjustment relates to your standard warranties or to the Chinese drywall issues. While we note your statement that the decline is based on historical trends, there is a concern investors may not understand how you came to this conclusion, since payments for both periods presented exceed the additions to the reserve.

Note 12 – Commitments and Contingencies, page 75

25. We note your disclosure that you have reserved approximately $10.2 million for your probable and reasonably estimable loss contingencies. We further note that you do not believe any of your legal proceedings will have a material adverse impact to your consolidated financial statements. However, your disclosures regarding the Joint Venture

Litigation appear to indicate that it is reasonably possible that a loss in excess of accrual could be material to your consolidated results of operations and cash flows. In future filings, please disclose either (a) the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings, (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated for the aggregate of your legal proceedings, or (c) that the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings is immaterial. If you are unable to estimate the amount or range of reasonably possible loss for your legal proceedings, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Tell us how you evaluated the summary judgment rulings in favor of certain defendants that are currently on appeal. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 – 50-5. Please include your proposed disclosures in your response.

26. We note from your disclosures on page 24 that there are seven homeowner claims regarding defective Chinese drywall outstanding alleging personal injury damages in addition to property damages. While we note that you have provided an accrual for the work to be performed for the drywall, the personal injury damages would appear to be above and beyond a warranty claim. Please confirm to us that you have determined that it is remote this loss contingency will be material to your consolidated financial statements. Otherwise, it is unclear why you have not provided disclosures in accordance with ASC 450-10-50-1 – 50-5.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

27. In future filings, please include the changes in the separate accounts comprising shareholders' equity as a separate statement or in the footnotes. Please refer to ASC 505-10-50-2 for guidance.

Current Report on Form 8-K Filed January 31, 2012

28. In future current and periodic reports, please ensure that you properly reference amounts that are "cash" versus amounts that are the sum of "cash and cash equivalents, investments and securities, and restricted cash". Please also refer to the press release included as an exhibit to your Form 8-K filed on March 28, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeff Beck (*via E-mail)*
        Snell & Wilmer LLP